UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Share Purchase Plan for Employees of Stage Stores, Inc.

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
2425 West Loop South
Houston, Texas 77027

Share Purchase Plan for Employees of Stage Stores, Inc.
December 31, 2015

The Plan

Stage Stores, Inc. (the "Company") established the Share Purchase Plan for Employees of Stage Stores, Inc. (the "Plan") effective November 1, 2009, to provide a way for eligible employees to invest in the common stock of the Company. As of December 31, 2015, the Plan had not commenced operations.

Financial Statements

Since the Plan had not commenced operations as of December 31, 2015, financial statements for the Plan have not been prepared.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHARE PURCHASE PLAN FOR EMPLOYEES OF STAGE STORES, INC.

Dated: March 15, 2016	/s/ Oded Shein
Oded Shein
Executive Vice President, Chief Financial Officer and Treasurer
On behalf of the Plan Administrative Committee